Exhibit 97

CVB FINANCIAL CORP.

COMPENSATION RECOUPMENT POLICY

Policy Number:	LEGAL-P-005
Policy Owner:	LEGAL DEPARTMENT
MCC Sponsor:	Richard H. Wohl
Board Approval Date:	06/21/2023
Effective Date:	06/21/2023
Prior Approval:	N/A
Risk Rating:	High
Next Review:	06/2024

This Compensation Recoupment Policy (“Policy”) has been adopted by the Board of Directors (the “Board”) of CVB Financial Corp. (“CVBF”) as of June 21, 2023, and applies to all Covered Officers (as such term is defined below) of CVBF and its principal banking subsidiary, Citizens Business Bank (“CBB,” and collectively with CVBF, the “Company”). This Policy provides for the recoupment of certain officer incentive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 5608 of the Nasdaq Listing Rules.

1.
Definitions. For the purposes of this Policy, the following terms shall have the meanings set forth below. Capitalized terms used but not defined in this Policy shall have the meanings set forth in the applicable incentive compensation plans or equity grants provided by the Company to any of the Covered Officers (as such incentive compensation plans or equity grants may be amended from time to time).

(a)
“Committee” means the Compensation Committee of the Board.

(b)
“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Officer during the applicable Recoupment Period; provided that:

(i) such Covered Compensation was received by such Covered Officer (A) after the Effective Date, (B) after he or she commenced service as a Covered Officer and (C) while the Company had a class of securities publicly listed on a United States national securities exchange; and

(ii) such Covered Officer served as a Covered Officer at any time during the performance period in respect of such Incentive-based Compensation.

For purposes of this Policy, Incentive-based Compensation is “received” by a Covered Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation occurs thereafter.

(c)
“Covered Officer” means any (i) current or former Executive Officer and (ii) any other employee of the Company and its subsidiaries designated by the Committee as subject to this Policy from time to time.

(d)
“Effective Date” means the date on which Section 5608 of the Nasdaq Listing Rules, or such other listing standards implementing Section 10D of the Exchange Act of the national securities exchange on which the Company’s securities are listed become effective.

(e)
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)
“Executive Officer” means, with respect to the Company, (i) its president and/or chief executive officer, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company (including any officer of the Company’s parent(s) or subsidiaries if they perform policy-making functions for the Company), and (vi) any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.

(g)
“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (and any measures that are derived wholly or in part from any such measure), (ii) stock price measure or (iii) total shareholder return measure. For the avoidance of doubt, a Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

(h)
“Financial Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)
an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii) an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a restatement of the Company’s financial statements due to an out-of-period adjustment or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

(j)
“Financial Restatement Preparation Date” means the earlier of (i) the date that the Board (or a committee thereof, or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body causes the Company to prepare a Financial Restatement.

(k)
“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement plan or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

(l)
“Nasdaq” means the NASDAQ Stock Market, or any successor thereof.

(m)
“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Financial Restatement Preparation Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that compromises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

2.
Recoupment of Erroneously Awarded Compensation.

(a)
In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Officer if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Officer an amount equal to the excess of the Received Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”), subject to Section (2)(b) hereof.

(b)
If the applicable Financial Reporting Measure applicable to the relevant Covered Compensation is a stock price or total shareholder return measure, if the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of the Erroneously Awarded Compensation shall be determined based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return upon which such Covered Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

(c)
The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.

(d)
For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Covered Officer for the accounting errors leading to a restatement.

(e)
Notwithstanding anything to the contrary in Sections 2(a) through (d) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation in the event that (x) the conditions set forth in either of clause (i) or (ii) are satisfied and (y) the Committee (or a majority of the independent directors serving on the Board) has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)
the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(e), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the Nasdaq; or

(ii)
recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(f)
The Company shall not indemnify any Covered Officer, directly or indirectly, for any losses that such Covered Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

(g)
The Committee shall determine, in its discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Officer in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(e), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Officer pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of Code) shall be made in compliance with Section 409A of the Code.

3.
Administration. This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all the Company and the Covered Officers, their beneficiaries, executors, administrators and any other legal representative. The Committee shall have full power and authority to (i) administer and interpret this Policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in this Policy and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules, the Board may, in its sole discretion, at any time and from time to time, administer this Policy.

4.
Amendment/Termination. Subject to Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules, this Policy may be amended or terminated by the Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

5.
Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith), and the provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid this conflict.

6.
Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, offer letter, equity award agreement or similar agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy shall count toward any required clawback or recoupment under this Policy and vice versa.

7.
Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to a Covered Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided, that such amounts are in no way contingent on the achievement of any Financial Reporting Measure.

8.
Miscellaneous.

(a)
Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Officer’s compensation became effective.

(b)
This Policy shall be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)
All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

(d)
The Covered Officers, their beneficiaries, executors, administrators, and any other legal representative and the Company shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Policy by conducting good faith negotiations amongst themselves. To ensure the timely and economical resolution of disputes that arise in connection with this Policy, any and all disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Policy shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in Ontario, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS rules. The Covered Officers, their beneficiaries, executors, administrators, and any other legal representative and the Company, shall waive (1) the right to resolve any such dispute through a trial by jury or judge or administrative proceeding; and (2) any objection to arbitration taking place in Ontario, California. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (ii) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that any party would be entitled to seek in a court of law. The Covered Officers, their beneficiaries, executors, administrators, and any other legal representative, and the Company, shall waive the right to resolve any such dispute through a trial by jury.

(e)
If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.